UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

July 12, 2004

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On July 9, 2004 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated July 9, 2004

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
July 12, 2004 (Date)	/s/ ELIZABETH GOODWIN Elizabeth Goodwin Director Investor Relations and Corporate Communications

EXHIBIT 99.1

Crucell Announces Second Quarter 2004 Results

Progress in all programs; significant reduction in cash burn

LEIDEN, The Netherlands, July 9, 2004 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) today announced its financial results for the second quarter of 2004. Crucell's revenues for the quarter increased to Euro 8.0 million (US$ 9.7 million), compared to Euro 1.1 million (US$ 1.3 million) for the same quarter last year. The net loss for the second quarter 2004 reduced to Euro 2.0 million (US$ 2.5 million), compared to Euro 6.2 million (US$ 7.5 million) for the same quarter last year.

The strong revenue growth during the quarter raised total revenues for the first six months of 2004 to Euro 12.0 million (US$ 14.5 million), a 3.6-fold increase over the Euro 3.3 million (US$ 3.9 million) reported in the same period last year. Operating costs for the first half-year of 2004 were Euro 20.1 million (US$ 24.3 million), compared to Euro 12.8 million (US$ 15.5 million) for the first half of 2003. The majority of the increase in operating costs consists of non-cash items. The net loss for the first half-year was Euro 9.1 million (US$ 11.0 million), down from a net loss of Euro 9.9 million (US$ 11.9 million) in the same period last year. Cash burn for the first six months of 2004 decreased substantially to Euro 0.9 million (US$ 1.1 million), which includes the acquisition of ChromaGenics for Euro 4.0 million in cash. Cash and cash equivalents amount to Euro 86.3 million (US$ 104.3 million) at June 30, 2004.

"The increase in revenues and reduction in net loss enabled us to leave our cash reserves virtually untouched, putting Crucell in a very strong position to fund its development programs," said CFO Leonard Kruimer. "Based on these results and our forecast for the rest of the year, we are at this stage revising our guidance for cash burn for the full year 2004 down to Euro 15-20 million, from the original Euro 20-25 million communicated earlier."

"The increased investment in our core development programs was more than covered by the solid increase in revenues," added Crucell CEO Ronald Brus M.D. "This reflects the strength of our business model based on licensing revenue and selective external funding of programs. Our programs with the NIH/USAMRIID and our alliance with DSM are prime examples of how we've been able to make significant progress while at the same time we maintain the Company's solid financial position."

Highlights Second Quarter 2004

* Ebola: Experiments performed by the Vaccine Research Center (VRC) of the US National Institutes of Health (NIH) and the US Army Medical Research Institute of Infectious Diseases (USAMRIID) demonstrated that a single dose of Crucell's PER.C6(R)-based vaccine protects macaque monkeys from Ebola infection;

* West Nile: The State of Israel granted market authorization for a West Nile virus veterinary vaccine for geese developed by Crucell together with the Israeli Kimron Veterinary Institute;

* SARS: The Lancet medical journal published the results of a study demonstrating that a human monoclonal antibody, discovered with the use of Crucell's MAbstract(R) technology and produced on the PER.C6(R) cell line, was able to effectively protect ferrets from SARS. These results may pave the way for the development of the antibody for human use;

* In the clinic: The first antibody produced on PER.C6(R) technology entered clinical trials in the US.

* Milestone: Crucell and DSM Biologics achieved the first development milestone pertaining to their protein production collaboration, with the joint development program demonstrating industry-high yields;

* Licensing: New PER.C6(R) licensing deals were secured by the Crucell-DSM alliance with PanGenetics, Merus and Chiron during the second quarter;

* Supervisory Board: Mr. Jan Pieter Oosterveld of Philips Electronics and Crucell's founder Mr. Dinko Valerio were confirmed to Crucell's supervisory board by shareholders. Mr Oosterveld's appointment is effective immediately while Mr Valerio will begin in January 2005;

* Management: Ronald Brus was confirmed as the new President, CEO and Chairman of the Management Board of Crucell at the Annual General Meeting of Shareholders on June 3. Jaap Goudsmit, CSO, and Leonard Kruimer, CFO, were confirmed as members of the Company's Management Board.

Key Figures Second Quarter 2004 (Euro million, except net loss per share)
                                        Q2 2004   % change   Q2 2003
 Revenues                                 8.0        627%      1.1
 Net loss                                (2.0)       (67%)    (6.2)
 Net loss per share
 (basic and diluted)                    (0.06)       (67%)   (0.17)

 Cash and cash equivalents on
 June 30, 2004                           86.3
 and December 31, 2003                                        87.2

Details of the Financial Results

Revenues

Second Quarter

Crucell revenues for the second quarter of 2004 were Euro 8.0 million (US$ 9.7 million), compared to Euro 1.1 million (US$ 1.3 million) in the same quarter last year. License revenues amounted to Euro 7.2 million (US$ 8.7 million), compared to Euro 0.8 million (US$ 1.0 million) in the second quarter of 2003. Revenues in the second quarter consisted of upfront payments from new contracts as well as annual and milestone payments on existing contracts. Pfizer Animal Health did not exercise the option to enter into a license agreement for the development of a West Nile veterinary vaccine with Crucell production technology.

Government grants and other revenues amounted to Euro 0.8 million (US$ 1.0 million) in the second quarter of 2004, compared to Euro 0.3 million (US$ 0.4 million) in the same quarter in 2003. This reflects an increase in the number of grant applications the Company has made to support its development programs.

Half Year

Crucell revenues for the first half of 2004 were Euro 12.0 million (US$ 14.5 million), a 3.6-fold increase over the Euro 3.3 million (US$ 3.9 million) in the same six months of 2003. License revenues in the first half of 2004 amounted Euro 10.0 million (US$ 12.1 million), compared to Euro 2.6 million (US$ 3.1 million) in the first half-year of 2003. Revenues consisted of upfront payments from new contracts as well as annual and other periodic payments on existing contracts.

Government grants and other revenues amounted to Euro 2.0 million (US$ 2.4 million) in the first half-year 2004, compared to Euro 0.7 million (US$ 1.0 million) in the same period in 2003.

The Company has in the past experienced significant fluctuations in quarterly revenues and expects to continue to experience such fluctuations in the future.

Results

Second Quarter

The net loss for the second quarter of 2004 was Euro 2.0 million (US$ 2.5 million), or Euro 0.06 net loss per share (US$ 0.07), compared to a net loss of Euro 6.2 million (US$ 7.5 million), or Euro 0.17 net loss per share (US$ 0.21) in the second quarter of 2003.

Total research and development expenses in the second quarter of 2004 decreased to Euro 5.9 million (US$ 7.2 million), from Euro 6.1 million (US$ 7.4 million) in the second quarter of 2003. Selling, general and administrative (SG&A) expenses were Euro 3.6 million (US$ 4.3 million), compared to Euro 1.0 million (US$ 1.2 million) during the same quarter last year. Increases in SG&A expenses were mainly due to changes to our compensation plan in 2003 which resulted in a one-time, non-cash reduction of compensation expense in 2003 and to the increase in non-cash expenses of warrants granted to certain external consultants for services.

Half Year

The net loss for the first half of 2004 was Euro 9.1 million (US$ 11.0 million), or Euro 0.25 net loss per share (US$ 0.30), a decrease of 8% compared to the net loss of Euro 9.9 million (US$ 11.9 million), or Euro 0.28 net loss per share (US$ 0.34) for the first six months of 2003.

Total research and development expenses in the first half-year 2004 were Euro 12.4 million (US$ 15.0 million), compared to Euro 10.2 million (US$ 12.3 million) in the first half-year of 2003. Selling, general and administrative expenses for the first half of 2004 were Euro 7.7 million (US$ 9.3 million), compared to Euro 2.6 million (US$ 3.2 million) for the same half-year in 2003. The increase in expenses is due to higher program development costs and changes made to our compensation plans in 2003 which resulted in a one-time, non-cash reduction of compensation expenses. Finally, non-cash costs of warrants granted to external consultants for services account for Euro 1.8 million (US$ 2.2 million) in extra expenses over the first half-year 2004.

Cash Flow and Cash Position

Half Year

In total, cash burn during the first half of 2004 amounted to Euro 0.9 million (US$ 1.1 million). This low level of cash outflow comes despite the investment of Euro 4.0 million (US$ 4.8 million) in the cash acquisition of ChromaGenics. It represents the lowest cash burn figure since Crucell's Initial Public Offering. It compares to a cash burn of Euro 11.4 million (US$ 13.8 million) for the same period last year.

Cash flow from operating activities in the first half of 2004 was positive and amounted to Euro 3.7 million (US$ 4.5 million), compared to a spend of Euro 10.3 million (US$ 12.5 million) in the same period in 2003. This is a result of strong cash inflows from new and existing commercial contracts the Company entered into. Investment in plant and equipment were in line with first half 2003 figures at Euro 1.0 million (US$ 1.2 million). The investment in developed technology represents the acquisition of ChromaGenics.

The company's cash and cash equivalents amount to Euro 86.3 million (US$ 104.3 million) on June 30, 2004.

The company is expected to reach profitability once products based on Crucell's production technology are brought to market.

Note: Euros are converted to US Dollars at June 30, 2004 exchange rate of 1.2085.

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For the complete PDF-version of this release, including financial statements, please click on the following link: http://hugin.info/132631/R/952325/135316.pdf

CONTACT:

Crucell N.V.
Leonard Kruimer, CFO
Tel. +31-(0)71-524 8722
l.kruimer@crucell.com

Elizabeth Goodwin,
Director Investor Relations and Corporate Communications
Tel +31-(0) 71-524 8718
e.goodwin@crucell.com

Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com